

March 29, 2011

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

      Re: **Aceto Corporation**
             Form 10-K for the fiscal year ended June 30, 2010
             Forms 10-Q for the periods ended September 30, 2010 and
             December 31, 2010
             Form 8-K filed September 10, 2010
             File No. 0-4217

Dear Mr. Roth:

We have reviewed your response letter dated March 21, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<p align="center">FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010</p>

Condensed Consolidated Financial Statements

Note 11 – Income Taxes, page 17

1. We note your response to comment one from our letter dated March 10, 2011. In order for us to better understand as of June 30, 2010, September 30, 2010 and December 31, 2010 how you determined you had overcome the presumption that your undistributed earnings of your foreign subsidiaries would be transferred to the parent, please address the following:

- You disclose on page 62 of your Form 10-K for the fiscal year ended June 30, 2010 that deferred taxes were not provided for $81.7 million of undistributed earnings of foreign subsidiaries as of June 30, 2010. Please describe in detail the specific, documented plans you had for reinvestment of those undistributed foreign earnings as of June 30, 2010;
- Explain when and how these specific plans changed during the period from June 30, 2010 through the date of your response. Please describe in detail the facts and circumstances which caused your plans to change and resulted in you determining that you could no longer assert that all or a portion of your foreign earnings were permanently reinvested; and
- Quantify for us the amount of undistributed earnings of foreign subsidiaries for which you have not provided deferred taxes as of December 31, 2010 and describe in detail the specific, documented plans you had for reinvestment of those undistributed foreign earnings as of December 31, 2010.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief